Exhibit 99.1

NYSE: FSM | TSX: FVI www.fortunasilver.com	NEWS RELEASE

Fortuna drills 20.2 g/t gold over 18.2 meters at the Séguéla gold Project, Côte d’Ivoire

Vancouver, January 26, 2022-- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) is pleased to provide an update of its Sunbird exploration program at the Séguéla gold Project located in Côte d’Ivoire. In September of 2021, the Company made a construction decision to proceed to build a 3,750 tonnes per day open pit mine at the Séguéla gold Project, with first gold pour expected in mid-2023 (refer to Fortuna news release dated September 29, 2021).

Paul Weedon, Senior Vice President of Exploration, commented, "Exploration results at Séguéla continue to support the high-grade trend we have seen from the recent drilling at the Sunbird Prospect, and with all results now to hand, the Company is looking forward to seeing a maiden inferred resource estimate for Sunbird.” Mr. Weedon continued, “Mineralization at Sunbird remains open along strike and at depth, where coarse visible gold seen in diamond drill core is supported by high gold assay grades, with the high-grade core extending more than 250 meters in strike length.” Mr. Weedon concluded, “Significant upside remains at depth and additional drilling has commenced to test this potential.”

Séguéla gold Project, Côte d’Ivoire

Sunbird Prospect assay highlights include:

•	SGRD1374: 20.2 g/t gold over an estimated true width of 18.2 meters from 142 meters

•	SGRD1373: 13.4 g/t gold over an estimated true width of 18.9 meters from 169 meters

•	SGRD1375: 7.7 g/t gold over an estimated true width of 14 meters from 225 meters

•	SGRD1377: 10.9 g/t gold over an estimated true width of 8.4 meters from 187 meters

Exploration drilling at the Séguéla gold Project continues to advance the Sunbird Prospect with a recently completed 7-hole, 1,887-meter program testing the continuity of mineralization at depth and along strike to the south. Drilling was primarily focused on providing better resolution of the extent of the central high-grade core identified in earlier drilling (refer to Fortuna news releases dated December 9, 2021 and September 7, 2021) ahead of the anticipated preparation of a maiden mineral inferred resource estimate, with assays highlighting the continuity of the mineralization. The high-grade mineralization remains open at depth and down-plunge, with exploration step-out drilling underway to test a further 100 to 150 meters down dip.

With the receipt of these results, work has commenced on the preparation of a maiden mineral inferred resource for the Sunbird Prospect which is expected to be completed in the first quarter of 2022. Full results received for this recent 7-hole program are listed in Appendix 1.

An 8-hole program to test the depth potential has commenced with 2 holes completed to date. Geological logging of the drill core from SGRD1403 recorded at least 4 visible gold specks of up to 2-millimeter diameter, with the characteristics of the mineralization consistent with previous drilling at Sunbird (refer to Figure 1).

Figure 1: Sunbird Prospect long-section looking west showing recent drilling results

Quality Assurance & Quality Control (QA-QC)

All drilling data completed by the Company utilized the following procedures and methodologies. All drilling was carried out under the supervision of the Company’s personnel.

All RC drilling at Séguéla used a 5.25-inch face sampling pneumatic hammer with samples collected into 60-liter plastic bags. Samples were kept dry by maintaining enough air pressure to exclude groundwater inflow. If water ingress exceeded the air pressure, RC drilling was stopped, and drilling converted to diamond core tails. Once collected, RC samples were riffle split through a three-tier splitter to yield a 12.5% representative sample for submission to the analytical laboratory. The residual 87.5% sample were stored at the drill site until assay results were received and validated. Coarse reject samples for all mineralized samples corresponding to significant intervals are retained and stored on-site at the company-controlled core yard.

All DD drill holes at Séguéla were drilled with HQ sized diamond drill bits. The core was logged, marked up for sampling using standard lengths of one meter or to a geological boundary. Samples were then cut into equal halves using a diamond saw. One half of the core was left in the original core box and stored in a secure location at the company core yard at the project site. The other half was sampled, catalogued and placed into sealed bags and securely stored at the site until shipment.

All Séguéla RC and DD core samples were shipped to ALS Laboratories preparation laboratory in Yamoussoukro for preparation and then, via commercial courier, to ALS’s facility in Ouagadougou, Burkina Faso for finishing. Routine gold analysis using a 50-gram charge and fire assay with an atomic absorption finish was completed for all Séguéla samples. Quality control procedures included the systematic insertion of blanks, duplicates and sample standards into the sample stream. In addition, the ALS laboratory inserted its own quality control samples.

Qualified Person

Paul Weedon, Senior Vice President of Exploration for Fortuna Silver Mines Inc., is a Qualified Person as defined by National Instrument 43-101 being a member of the Australian Institute of Geoscientists (Membership #6001). Mr. Weedon has reviewed and approved the scientific and technical information contained in this news release. Mr. Weedon has verified the data disclosed, and the sampling, analytical and test data underlying the information or opinions contained herein by reviewing geochemical and geological databases and reviewing diamond drill core.  There were no limitations to the verification process.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with four operating mines in Argentina, Burkina Faso, Mexico and Peru, and a fifth mine under construction in Côte d'Ivoire. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Investor Relations: Carlos Baca | info@fortunasilver.com

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release may include, without limitation, statements about the Company’s plans for the Séguéla gold Project and the Sunbird Prospect; the anticipated exploration and development programs at the Sunbird Prospect and the Séguéla gold Project, the anticipated results of the exploration program at the Sunbird Prospect, and the proposed preparation of and timing for a maiden inferred mineral resource for the Sunbird Prospect, and the intention to expand mineralization at the Séguéla gold Project; the Company’s business strategy, plans and outlook; the merit of the Company’s mineral properties; mineral resource and reserve estimates; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; the duration and effects of the COVID-19 pandemic on our operations and workforce and the effects on the global economy and society; changes in prices for silver, gold and other metals; the success of the Company’s exploration program at the Sunbird Prospect and the Séguéla gold Project; it is uncertain if the exploration at the Sunbird Prospect will result in a mineral resource being delineated; there can be no assurance that a mineral resource exists at the Sunbird Prospect; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; fluctuations in prices for energy, labor, materials, supplies and services; fluctuations in currencies; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; our ability to obtain all necessary permits, licences and regulatory approvals in a timely manner; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding the results from the exploration programs conducted at the Sunbird Prospect; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s information derived from its exploration programs at the Sunbird Prospect current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves.

Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.

APPENDIX 1. Séguéla gold Project, Côte d’Ivoire: Sunbird Prospect drill results

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elevation (m)	EOH[1] Depth (m)	UTM Azimuth	Dip	Depth From (m)	Depth To (m)	Downhole Width (m)	Estimated True Width (m)	Au (ppm)	Hole Type[2]
SGRD1371	742895	893136	526	237.5	270	-60	183	185	2	1.4	3.7	RCD
SGRD1372	742914	893190	528	273.5	270	-60	80	86	6	4.2	2.1	RCD
							222	227	5	3.5		RCD
							239	243	4	2.8	5.6	RCD
						including	242	243	1	0.7	12.2	RCD
SGRD1373	742899	893236	521	204.5	270	-60	169	196	27	18.9	13.4	RCD
						including	169	170	1	0.7	17.4	RCD
						and	171	174	3	2.1	22.2	RCD
						and	176	180	4	2.8	29.6	RCD
						and	192	193	1	0.7	37.3	RCD
						and	194	195	1	0.7	68.9	RCD
SGRD1374	742908	893289	515	231.5	270	-60	142	168	26	18.2	20.2	RCD
						including	142	144	2	1.4	25.7	RCD
						and	145	148	3	2.1	84.9	RCD
						including	147	148	1	0.7	198.5	RCD
						and	163	166	3	2.1	55.5	RCD
							173	178	5	3.5	4.0	RCD
							182	188	6	4.2	11.2	RCD
						including	187	188	1	0.7	49.1	RCD
SGRD1375	742928	893289	515	252.4	270	-60	194	196	2	1.4	13.3	RCD
						including	194	195	1	0.7	25.4	RCD
							225	245	20	14	7.7	RCD
						including	225	227	2	1.4	12.6	RCD
						and	236	237	1	0.7	21.5	RCD
						and	240	241	1	0.7	11.7	RCD
						and	243	245	2	1.4	37.1	RCD
SGRD1377	742754	893344	479	303.5	90	-60	187	199	12	8.4	10.9	RCD
						including	187	188	1	1	17.8	RCD
						and	189	192	3	2.1	21.8	RCD
						and	197	199	2	1.4	15.1	RCD
SGRD1378	742584	892665	563	384.5	90	-60	301	312	11	7.7	1.4	RCD
							360	372	12	8.4	4.8	RCD
						including	368	369	1	0.7	23.9	RCD
						and	371	372	1	0.7	11.9	RCD

Notes:

1.	EOH: End of hole
2.	RCD: Reverse Circulation pre-collar, diamond core tail